EXHIBIT 16.1

                              ALCHEMY HOLDINGS INC.
                          d/b/a Hawk Marine Power, Inc.
                              3025 N E 188th Street
                             Aventura, Florida 33180



February 24, 2000


Callaghan Nawrocki LLP
225 Broad Hollow Road
Melville, New York 11747
Attn: Michael E.  Nawrocki

Re:  Letter  on change of  certifying  accountant  pursuant  to  Regulation  SK,
     Section 304(a)(3)

Dear Mr.  Nawrocki:

         We have received a copy of your resignation letter dated January 19, 2000, your letter to Weinberg & Company, P.A. dated February 11, 2000 and a copy of your letter dated February 11, 2000 to the Securities and Exchange Commission ("SEC") notifying them that your firm has ceased to act for this Company.

         Enclosed is a copy of the Form 8K which will be filed this day with the SEC. Pursuant to Regulation SK, Section 304(a)(3) we herewith request that your firm furnish us with a letter, addressed to the SEC, stating whether your firm agrees with the statements made in the disclosure set out as Item 4(a) in the Form 8K and, if not, stating the respects in which your firm does not agree.

         Please provide this letter as promptly as possible so that we can file the letter with the SEC within ten (10) business days from today.

         Your firm may provide us with an interim letter highlighting specific areas of concern and indicating a subsequent, more detailed letter will be forthcoming within the ten (10) business days noted above.

         We look forward to your timely response to this request.

                                   Very truly yours,

                                   /s/ Craig Barrie
                                   --------------------------
                                   Craig Barrie,  President